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Exhibit 99.1

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting ”) of Shareholders of Skeena Resources Limited (the “Company” or “Skeena”) will be held at 2600 – 1133 Melville Street, Vancouver, BC, Canada V6E 4E5 on Monday, June 23, 2025 at 10:00 a.m. (Pacific time) for the following purposes:

Proposal/Description
1.

To receive the Company’s audited financial statements for the financial years ended December 31, 2024 and December 31, 2023, together with the auditor’s report thereon, as well as the interim financial statements for the period ended March 31, 2025;

2.	To set the number of directors of the Company at seven (7) for the ensuing year;

3.	To elect the directors of the Company for the ensuing year; and

4.	To appoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular (the “Circular”) accompanying and forming part of this Notice. You should also find enclosed a Proxy or Voting Instruction Form (“VIF”).

The Board of Directors of the Company has fixed the record date for the determination of the Shareholders entitled to receive this Notice and to vote at the Meeting as the close of business on May 7, 2025.

Shareholders of the Company who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed Proxy or VIF.

Registered shareholders can return their completed Proxy to our transfer agent, Computershare Investor Services Inc., in one of the following ways:	Through the internet at:	www.investorvote.com;
	By telephone at:	1-866-732-8683 (toll free);
	By mail or by hand to:	Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or
	By facsimile to:	416-263-9524 or 1-866-249-7775

You will require your 15 digit control number found on your Proxy to vote through the internet or by telephone. In order to be valid, Proxies must be received by Computershare Investor Services Inc., the Company’s transfer agent, at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 10:00 a.m., Pacific time, on June 19, 2025 or be provided to the Chairman of the Meeting.

Beneficial or non-registered Shareholders of the Company should follow the instructions on the VIF provided by the intermediaries with respect to the procedures to be followed for voting at the Meeting.

Management Information Circular 2025	1	Skeena Gold+Silver

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Further instructions for voting by registered Shareholders or for providing voting instructions by non-registered Shareholders by mail, by phone and over the internet are included in the Circular.

Non-registered (beneficial) Shareholders who plan to attend the Meeting must follow the instructions set out in the Proxy or VIF to ensure their Shares are voted at the Meeting. If you hold your Shares in a brokerage account, you are a non-registered (beneficial) Shareholder.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

Please advise the Company of any change in your address.

DATED at the City of Vancouver, in the Province of British Columbia, as of May 9, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)	“Walter Coles, Jr.”
Walter Coles, Jr., Executive Chairman

Management Information Circular 2025	2	Skeena Gold+Silver